Exhibit 1

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 5, 2006

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Tuesday, December 5, 2006 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Shabtai Adlersberg as a Class III director;
(2)	To reelect Doron Nevo as an outside director for an additional term of three years;
(3)	To elect Karen Sarid as an outside director;
(4)	To authorize the Chairman of the Board to serve as Chief Executive Officer of the Company;
(5)	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2006 and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors;
(6)	To approve the grant of options to purchase ordinary shares of the Company to Doron Nevo and Karen Sarid; and
(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005.

The foregoing items of business are more fully described in the Proxy Statement that will be mailed to the shareholders on or about November 6, 2006. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000.

Each member of The Tel-Aviv Stock Exchange Ltd. (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on November 2, 2006 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1) through (6) above. In addition, the approval of proposals (2) and (3) requires that the shareholder approval include at least one-third, and the approval of proposal (4) requires that the shareholder approval include at least two-thirds, of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than December 4, 2006.

FOR THE BOARD OF DIRECTORS

Shabtai Adlersberg
Chief Executive Officer

Lod, Israel
November 3, 2006

AUDIOCODES LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 5, 2006

        The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, December 5, 2006 at 11:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 70151, Israel. The telephone number at that address is +972-3-976-4000.

        These proxy solicitation materials were mailed on or about November 6, 2006 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the “Ordinary Shares”), of the Company at the close of business on November 2, 2006 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

        At the Record Date, 46,010,391 Ordinary Shares were issued, of which 42,068,252 Ordinary Shares were outstanding and 3,942,139 Ordinary Shares were held in treasury.

Revocability of Proxies

        A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

PROPOSAL ONE
REELECTION OF SHABTAI ADLERSBERG AS A CLASS III DIRECTOR

Background

        Our Articles of Association provide for a classified Board of Directors with directors being divided into Class I, Class II and Class III directors. In addition, Israel’s Companies Law (the “Companies Law”) requires us to have at least two outside directors who are not members of any class of directors.

        Dana Gross serves as a Class I director. Ms. Gross has notified the Company of her resignation, for personal reasons, effective as of the date of the Meeting. Following Ms. Gross’ resignation there will be a vacancy as a Class I director. Joseph Tenne serves as a Class II director. Mr. Tenne’s term is scheduled to expire at the 2008 Annual General Meeting of Shareholders, and therefore he is not required to stand for reelection at the Meeting. Shabtai Adlersberg serves as a Class III director. His term is scheduled to expire at the Meeting. Shareholders are being asked to reelect Mr. Adlersberg to serve for a term of three years, expiring at the 2009 Annual General Meeting of Shareholders, or until his successor is elected. In accordance with the Companies Law, Dr. Eyal Kishon and Doron Nevo serve as our outside directors and each was elected for a three-year term of office. Dr. Kishon’s three-year term of office is scheduled to expire at the 2008 Annual General Meeting of Shareholders, and Mr. Nevo’s three-year term of office is scheduled to expire at the Meeting. The reelection of Mr. Nevo for an additional three-year term is addressed in Proposal Two below. The Company is also proposing the election of an additional outside director, which is addressed in Proposal Three below.

        Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as the Company’s Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion –Israel Institute of Technology.

        As noted above, Mr. Tenne is not standing for reelection at the Meeting. Biographical information concerning Ms. Gross and Mr. Tenne follows for informational purposes only.

        Dana Gross has served as one of the Company’s directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Flash Disk Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross also serves as a director of PowerDsine Ltd., a Power over Ethernet technology company that is traded on Nasdaq. Ms. Gross holds a B.Sc. in Industrial Management Engineering from Tel Aviv University and an M.B.A. from San Jose State University.

        Joseph Tenne has served as one of the Company’s directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From 2003 to 2004, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company that is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposal

        The shareholders are being asked to reelect Shabtai Adlersberg as a Class III director for a term to expire at the 2009 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Adlersberg unable to accept nomination or election.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the reelection of Shabtai Adlersberg as a Class III director for a term to expire at the 2009 Annual General Meeting.

PROPOSAL TWO
REELECTION OF DORON NEVO AS AN OUTSIDE DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

        The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. All of the outside directors must serve on the Company’s statutory Audit Committee, and at least one outside director must serve on each committee of the Board of Directors. The initial term of office of an outside director is three years. According to the Companies Law, an outside director may be elected for one additional term of three years; thereafter, according to a recent amendment to the regulations under the Companies Law, in certain circumstances the outside director’s term may be extended for additional terms of three years each.

        Doron Nevo and Dr. Eyal Kishon serve as outside directors of the Company. The term of Mr. Nevo is scheduled to expire at the Meeting. As noted above, a recent amendment to the regulations under the Companies Law enables companies whose shares are traded on the Nasdaq Global Market and other specified stock exchanges located outside of Israel to reelect an outside director following the expiration of a second three-year term, in certain circumstances, for additional terms of three years each. The Company’s Audit Committee and Board of Directors have determined that, in light of the expertise and special contribution of Mr. Nevo to the work of the Board of Directors and its committees, the appointment of Mr. Nevo for an additional term of service would benefit the Company. Therefore, shareholders are being asked to reelect Mr. Nevo as an outside director for an additional term of three years that will expire in 2009. Biographical information concerning Mr. Nevo follows.

        Doron Nevo has served as one of the Company’s directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical subsystems company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. He also serves on the board of a number of companies, including Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and digital radio synthesizers), Notox, Ltd. (a biotech company) and Cellaris, Ltd. (a new materials company) BioCancell, Inc.and Bank Adanim. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

        The term of Dr. Kishon is scheduled to expire in 2008, and therefore he is not required to stand for reelection at the Meeting. Biographical information concerning Dr. Kishon follows for informational purposes only.

        Dr. Eyal Kishon has served as one of the Company’s directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. Dr. Kishon serves as a director of Celtro Inc. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion – Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Proposal

        The shareholders are being asked to reelect Mr. Nevo as an outside director as detailed above. Management knows of no current circumstances that would render Mr. Nevo unable to accept reelection.

Vote Required

        The reelection of Mr. Nevo requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the reelection of Doron Nevo as an outside director for an additional term of three years.

PROPOSAL THREE
ELECTION OF KAREN SARID AS AN OUTSIDE DIRECTOR

Background

        The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. Shareholders are being asked to elect Karen Sarid as the Company’s third outside director, for a term of three years that will expire in 2009. Biographical information concerning Ms. Sarid follows.

        Karen Sarid is the General Manager of Orex Computed Radiography Ltd., a company owned by Eastman Kodak Co. that focuses on radiography systems for the digital x-ray market, a position she has held since September 2000. Prior to this and since September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000, she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer which at the time was traded on the Nasdaq Stock Market. She was the Chief Financial Officer of LanOptics Ltd. from 1993 through 1996. Ms. Sarid currently serves as a director of Gilat Satellite Networks Ltd., LanOptics Ltd. and Oridion Systems Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University.

Proposal

        The shareholders are being asked to elect Karen Sarid as an outside director as detailed above. Management knows of no current circumstances that would render Ms. Sarid unable to accept nomination or election.

Vote Required

        The election of an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his or her election; in addition, the shareholder approval must include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the election of Karen Sarid as an outside director for a term of three years.

PROPOSAL FOUR
AUTHORIZATION OF CHAIRMAN OF THE BOARD
TO SERVE AS CHIEF EXECUTIVE OFFICER

Background

        The Companies Law provides that the chairman of the board of a public company cannot also serve as the chief executive officer of the company, unless authorized by shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder resolution. On October 29, 2003, the shareholders last authorized Mr. Shabtai Adlersberg to continue to serve as Chairman of the Board, President and Chief Executive Officer for up to three years. The Board of Directors believes that it is in the Company’s best interest to have Mr. Adlersberg continue to serve in all of these capacities.

Proposal

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby authorize Mr. Shabtai Adlersberg to continue to serve as Chairman of the Board, President and Chief Executive Officer of the Company for up to three years following the date of this resolution.”

Vote Required

        Authorization of the Chairman of the Board to serve as the President and Chief Executive Officer of the Company requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal; in addition, the shareholder approval must include at least two-thirds of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” approval of the proposal to allow the Chairman of the Board of the Company to continue to serve as President and Chief Executive Officer for up to an additional three years.

PROPOSAL FIVE
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2006. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

        Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2006, and to authorize our Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2006 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

PROPOSAL SIX
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY
SHARES OF THE COMPANY TO DORON NEVO AND KAREN SARID

Background

        Under the Companies Law and the Companies Law Regulations (Rules Regarding Compensation and Expense Reimbursement for Outside Directors), 2000 (the “Regulations”), the compensation of outside directors in securities requires approval of the Audit Committee and Board of Directors followed by shareholder approval. On November 1, 2006, the Audit Committee and the Board of Directors of the Company approved the grant of share options to the outside directors who are being proposed for election at the Meeting. Each of Mr. Doron Nevo and Ms. Karen Sarid would be granted options to purchase 22,5000 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting, and will otherwise be subject to the standard terms of the Company’s option grants to directors.

Proposal

        Shareholders are being asked to approve the grant of options to the two candidates for outside director of the Company as detailed above.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation in options to purchase Ordinary Shares to each of Doron Nevo and Karen Sarid shall be as follows: an aggregate of 22,500 options, of which 7,500 shall be vested upon the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Mr. Nevo and Ms. Sarid as outside directors of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the Nasdaq Global Market on the date of the Meeting.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends a vote “FOR” the approval of certain terms of compensation of the outside directors of the Company.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2005

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005. The Annual Report on Form 20-F of the Company for the year ended December 31, 2005, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.audiocodes.com.

By Order of the Board of Directors Shabtai Adlersberg Chief Executive Officer

Dated: November 3, 2006